EXHIBIT 99.1

Acergy S.A. Conference Call Notification
Third Quarter 2010 Results

London, England – September 29, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) will release its third quarter 2010 results on Wednesday October 13, 2010.

A conference call will be held to discuss the earnings and review business operations on Wednesday October 13, 2010 at 3:00pm UK Time.

Participating in the conference call will be:

•	Jean Cahuzac – Chief Executive Officer
•	Simon Crowe – Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

•	A copy of the third quarter 2010 results announcement
•	A copy of the presentation to be reviewed on the earnings call

Conference Call Information			Replay Facility Details
Lines will open 30 minutes prior to conference call.			A replay facility will be available for the following period:

Date:	Wednesday October 13, 2010		Date:	Wednesday October 13, 2010
Time:	3.00pm UK Time		Time:	4:30pm UK Time

Conference Dial In Numbers:			Date:	Tuesday October 19, 2010
UK	:	0800 694 0257	Time:	4:30pm UK Time
USA	:	1 866 966 9439
France	:	0805 632 056	Conference Replay Dial In Number:
Norway	:	8001 9414
Germany	:	0800 101 4960	International Dial In: +44 (0) 1452 550 000

International Dial In:		+44 (0) 1452 555 566	Passcode: 14546871#

Passcode:	14546871

Alternatively a live audiocast and a playback facility will be available on the Company’s website:
www.acergy-group.com/public/InvestorsandPress

*********************************************************************************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.  We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

*********************************************************************************************************************************************

Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com